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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSC-BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PEACHTREE PKWY STE 4245
(No. and Street)

CUMMING (City) GA (State) 30041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Building , Ste 1680 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL MCINTYRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSC-BD, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL/CCO

Title

3/13/2020

Notary Public

THOMAS FRANK NOTARY EXPIRES GEORGIA June 18, 2022 PUBLIC FORSYTH COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSC-BD, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC-BD, LLC

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC - BD, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 13, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	30,629
Due from registered rep		7,475
Accounts receivable		399
Prepaid expenses		6,125
Other Assets		449
Total Assets	**$**	**45,077**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses		24,394
Total Liabilities	$	24,394
MEMBER'S EQUITY		20,683
Total liabilities and member's equity	**$**	**45,077**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Commissions/concessions	$	1,500
Investment banking		396,519
Mutual fund fees		2,940
Other income		3,076
Total revenue	$	404,035
EXPENSES		
Compensation	$	377,605
Technology and communication		5,560
Occupancy		1,548
Professional fees		75,674
Other expenses		33,764
Total expenses	$	494,151
NET LOSS	**$**	**(90,116)**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

BALANCE, December 31, 2018, as previously reported	$	26,999
Adjustment to recognize prior year expense in the current year		6,800
BALANCE, December 31, 2018, as adjusted	$	33,799
Contributions		77,000
Net Loss	$	(90,116)
BALANCE, December 31, 2019	**$**	**20,683**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(90,116)
Items which do not affect cash:		
Adjustment to record prior year expense in current year		6,800
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in due from registered rep		(7,475)
Increase in accounts receivable		(158)
Increase in prepaid expenses		(6,125)
Decrease in other assets		15,127
Increase in accounts payable and accrued expenses		24,381
Decrease in commissions payable		(9,838)
Net cash used by operating activities	$	(67,404)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		77,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	77,000
NET INCREASE IN CASH		9,596
CASH, at beginning of year	$	21,033
CASH, at end of year	$	**30,629**

***The accompanying notes are an integral part of this statement.**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

MSC-BD, LLC (the "Company") is a Florida Limited Liability Company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Parent"), an Illinois Limited Liability Company. The Company is a broker-dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries. The Company also offers its investors variable products and mutual funds.

Cash

The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

Revenue Recognition

Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectability is reasonably assured.

Revenues from Contracts with Customers (ASC 606) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes investment banking revenue upon completion of a transaction as this satisfies the only performance obligation identified in accordance with this standard.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The effects of the company's operations are passed through to the Member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as defined under such provisions. At December 31, 2019, the Company had net capital of $6,235, which was $1,235 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.91 to 1.

NOTE 3 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has a litigation matter in progress at December 31, 2019 that was settled in January 2020 at no cost to the Company as the Company was released from all claims.

NOTE 5 - CONCENTRATIONS

Approximately 89% of total revenue during the year was from investment banking services earned from two customers.

NOTE 6 - LEASES

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE 6 - LEASES (Continued)

The Company leases office space under a lease that terminates quarterly with the option to renew. The Company is not reasonably certain to exercise the renewal options and thus does not recognize a ROU asset and lease liability pertaining to this lease.

NOTE 7 - NET LOSS

The Company incurred a loss during the year ended December 31, 2019 and received contributions from its member for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival for at least one year subsequent to the date of the report of the independent registered public accounting firm.

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2019, the Company earned $300,000 of its investment banking revenues from the sale of interests in a related entity that was partially owned by the CCO of the Company pursuant to an engagement agreement between the Company and the related party.

SUPPLEMENTARY INFORMATION

SCHEDULE I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934

NET CAPITAL		
Member's equity	$	20,683
Non-allowable assets:		
Due from registered rep		7,475
Accounts receivable		399
Prepaid expenses		6,125
Other assets		449
Total non-allowable assets	$	14,448
NET CAPITAL	$	6,235
Minimum requirement (greater of 6-2/3 % of aggregate indebtedness of $24,394 or $5,000)	$	5,000
Excess net capital	$	1,235
AGGREGATE INDEBTEDNESS:	**$**	**24,394**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:	**3.91 to 1**	

NOTE:

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with unaudited Form X-17A-5 Part IIA Filing, as amended, as of December 31, 2019.

MSC-BD, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) MSC - BD, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MSC - BD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) MSC - BD, LLC stated that MSC - BD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MSC - BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MSC - BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 13, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Rule 15C3-3 Exemption Report

MSC-BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).

- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). MSC-BD, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2019, MSC-BD, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Charles Botchway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: 02/18/20